SECURITIES AND EXCHANGE COMMISSION

04017246

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Louis Discount Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Hanley Road, Suite 103
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronnay L. Jackson (314) 721-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coughlin, Donovan, Niehaus & Scherle, P.C.
(Name – *if individual, state last, first, middle name*)

424 North Kirkwood Road (Address) St. Louis (City) MO (State) 63122 (Zip Code)

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 24 2004
WASH. D.C. 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronnay L. Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Louis Discount Securities, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

GARY F STAHL
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. JAN. 31,2006

Signature

President

Title

5/21/04

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ST. LOUIS DISCOUNT SECURITIES, INC.

FINANCIAL STATEMENTS
with Report of Independent Auditors

Years Ended March 31, 2004 and 2003

COUGHLIN, DONOVAN, NIEHAUS & SCHERLE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
ST. LOUIS, MISSOURI

ST. LOUIS DISCOUNT SECURITIES, INC.

FINANCIAL STATEMENTS
with Report of Independent Auditors

Years Ended March 31, 2004 and 2003

TABLE OF CONTENTS

COUGHLIN, DONOVAN,
NIEHAUS & SCHERLE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

424 NORTH KIRKWOOD ROAD
ST. LOUIS, MISSOURI 63122

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
St. Louis Discount Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statements of financial condition of St. Louis Discount Securities, Inc. as of March 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Louis Discount Securities, Inc. as of March 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Coughlin, Donovan, Niehaus & Scherle, P.C.

May 18, 2004

ST. LOUIS DISCOUNT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2004 and 2003

ASSETS	2004	2003
Cash	$ 259,147	$ 259,581
Receivables – clearing services	20,326	15,692
Prepaid expenses	9,186	6,304
Income tax refunds receivable	200	14,319
NASDAQ Stock Warrants subscription	20,100	20,100
Equipment and furniture, net of accumulated depreciation of $60,589 and $58,590, respectively	54	121
Leasehold improvements, net of accumulated amortization of $14,471 and $13,580, respectively	13,584	14,475
Deposits	1,482	1,482
Clearing deposits	52,376	52,076
TOTAL ASSETS	$ 376,455	$ 384,150

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 357	$ 2,547
Employee withholding and payroll taxes	16,508	837
Accrued payroll	4,700	3,640
Accrued profit sharing plan contribution	-	19,733
Total Liabilities	21,565	26,757
STOCKHOLDER'S EQUITY	354,890	357,393
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 376,455	$ 384,150

The accompanying notes are an integral part of these financial statements.

ST. LOUIS DISCOUNT SECURITIES, INC.
STATEMENTS OF INCOME
Years Ended March 31, 2004 and 2003

	2004	2003
REVENUES		
Commissions	$ 358,009	$ 288,120
Clearance charges	-105,047	-84,309
Net Commissions	252,962	203,811
Interest	41,052	60,248
Miscellaneous	94	130
Total Revenues	294,108	264,189
EXPENSES		
Salaries	158,407	127,651
Advertising	5,261	15,191
Bank service charges	25	-
Bookkeeping	3,600	3,525
Client adjustments	1,357	673
Communications	15,105	15,034
Compliance data	302	313
Contributions	100	150
Courier	1,735	1,690
Depreciation and amortization	2,890	1,656
Dues and subscriptions	2,127	1,107
Education	-	150
Entertainment	-	50
Insurance – medical	22,919	23,116
Insurance – other	6,862	7,130
Market Touch	2,315	1,328
Office expense	6,950	5,666
Parking	1,965	3,540
Penalties	45	-
Postage	1,812	1,523
Printing	1,498	1,019
Professional services	4,240	4,678
Profit sharing plan contribution	-	19,733
Quote system rental	16,292	16,680
Regulatory fees	2,213	943
Rent	16,872	17,472
Repairs and maintenance	195	1,570
Taxes – other	1,177	1,194
Taxes – payroll	12,291	9,932
Telephone	7,126	6,286
Uniforms	31	-
Website expense	1,000	1,100
	296,712	290,100
LOSS ON OPERATIONS BEFORE INCOME TAX BENEFIT	-2,604	-25,911
INCOME TAX BENEFIT	-101	-5,399
NET LOSS	$ -2,503	$ -20,512

The accompanying notes are an integral part of these financial statements.

ST. LOUIS DISCOUNT SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended March 31, 2004 and 2003

	2004	2003
COMMON STOCK, $1 par value		
30,000 shares authorized		
27,800 shares issued and outstanding	$ 27,800	$ 27,800
Additional paid in capital	12,000	12,000
	39,800	39,800
RETAINED EARNINGS AT BEGINNING OF YEAR	317,593	338,105
NET LOSS	-2,503	-20,512
RETAINED EARNINGS AT END OF YEAR	315,090	317,593
TOTAL STOCKHOLDER'S EQUITY	$ 354,890	$ 357,393

The accompanying notes are an integral part of these financial statements.

ST. LOUIS DISCOUNT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended March 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ -2,503	$ -20,512
Adjustments to reconcile net loss to net cash provided/used (-) by operating activities:		
Depreciation and amortization	2,890	1,656
Increase (-)/decrease in:		
Receivables – clearing services	-4,634	12,786
Prepaid expenses	-2,882	-995
Income tax refunds receivable	14,119	-14,319
Prepaid income taxes	-	8,920
Clearing deposits	-300	-552
Increase/decrease (-) in:		
Accounts payable	-2,190	1,067
Employee withholding and payroll taxes	15,671	-1,528
Accrued payroll	1,060	-4,336
Accrued profit sharing plan contribution	-19,733	-6,206
Net Cash Provided/Used (-) by Operating Activities	1,498	-24,019
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment and furniture	-1,932	-501
Net Cash Used by Investing Activities	-1,932	-501
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET DECREASE IN CASH	-434	-24,520
CASH AT BEGINNING OF YEAR	259,581	284,101
CASH AT END OF YEAR	$ 259,147	$ 259,581

	2004	2003
Supplemental disclosures of cash flows information:		
Cash paid/received (-) during the year for:		
Interest	$ -	$ -
Income taxes	-14,119	-

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of St. Louis Discount Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

The Company is a discount securities broker-dealer providing securities trading services to retail investors in Missouri and Illinois. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Basis of Accounting

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. All other assets, liabilities, revenues and expenses are recorded on the accrual basis of accounting.

Cash

For Statement of Financial Condition and Statement of Cash Flows purposes, the Company considers all cash, demand accounts and money market accounts with maturities of seven days or less to be cash equivalents.

Allowance for Doubtful Accounts

No allowance for doubtful accounts has been recorded based on historical experience of no losses in commissions receivable.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated over the estimated useful lives shown below using accelerated methods. Additional depreciation is deducted when applicable pursuant to Internal Revenue Code §§179 and 168(k). Additional first year depreciation expense has been recorded for the years ended March 31, 2004 and 2003, amounting to $1,933 and $500, respectively, pursuant to IRC §179, and $0 and $0, respectively, pursuant to IRC §168(k).

Asset Class	Years
Equipment and furniture	3-7

Extraordinary repairs, which materially extend the useful lives of property and equipment, are capitalized. Ordinary maintenance and repairs are charged to expense as incurred.

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income or loss.

Leasehold Improvements

Leasehold improvements are recorded at historical cost and amortized over an estimated useful life of 31.5 or 39 years using the straight-line method.

Compensated Absences

Although no formal sick pay or vacation policy exists, employees are not allowed to accumulate unpaid sick leave or vacation pay from year to year; it must be used within the calendar year. Accrued vacation as of March 31, 2004 and 2003 was $4,700 and $3,640, respectively.

Advertising Costs

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. For the years ended March 31, 2004 and 2003, no direct-response advertising costs were paid or incurred and there have been no direct-response advertising costs previously capitalized.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

This statement is not provided, as there are no subordinated creditors.

NOTE B – NASDAQ STOCK WARRANTS

NASDAQ Stock Warrants are recorded at cost. Each warrant entitles the Company to purchase shares of common stock of NASDAQ at a future date.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2004, the Company had net capital of $307,644, which was $257,644 in excess of required net capital of $50,000, and the Company's net capital ratio was .0701 to 1. At March 31, 2003, the Company had net capital of $245,836, which was $195,836 in excess of required net capital of $50,000, and the Company's net capital ratio was .1088 to 1.

NOTE D – OPERATING LEASE OBLIGATIONS

On November 25, 1996, the Company entered into an agreement to lease its office space in Clayton for five years beginning October 1, 1997 and expiring on September 30, 2002. The rental rate was $16,926 per annum, payable in equal monthly installments, through September 30, 2000, and $17,472 per annum, payable in equal monthly installments, from October 1, 2000 through September 30, 2002. This lease was renewed on September 18, 2002 for five years beginning October 1, 2002 and expiring on September 30, 2007. The rental rate is $17,472 per annum, payable in equal monthly installments, through September 30, 2005, and $18,564 per annum, payable in equal monthly installments, beginning October 1, 2005.

On January 16, 1997, the Company entered into an agreement to lease a financial reporting system beginning with installation of the system in May 1997. The initial term of the lease was 24 months and renewal was automatic and month-to-month. On April 23, 2002, the Company signed a renewal addendum to this lease. It is scheduled to expire in April 2005, but will automatically renew on a month-to-month basis subject to a 90-day notice of cancellation by either party. The base rate, adjusted for a few changes in equipment, is $1,394 monthly. In the normal course of business, this lease will be renewed or replaced by another similar lease.

The future minimum payments required by these agreements are:

Year Ending March 31,	Lease Amounts
2005	$ 34,741
2006	35,287
2007	35,287
2008	26,005
	$ 131,320

NOTE E – INCOME TAXES

Income tax benefits consist of the following refunds for carryback of net operating losses:

	2004	2003
Federal	$ -72	$ -3,826
Missouri	-29	-1,573
	$ -101	$ -5,399

There was no deferred income tax expense for the years ended March 31, 2004 and 2003, nor were there any deferred income tax liabilities.

NOTE F – PROFIT SHARING PLAN

The Company adopted a defined contribution profit sharing plan on April 1, 1992, covering all employees. The Company may contribute up to 15% of participants' compensation to the Plan annually on a fully discretionary basis. No employee contributions are allowed. For the year ended March 31, 2004, the Company elected not to contribute to the plan. For the year ended March 31, 2003, the Company elected to pay in the full amount allowable, $19,733.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

COUGHLIN, DONOVAN,
NIEHAUS & SCHERLE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

424 NORTH KIRKWOOD ROAD
ST. LOUIS, MISSOURI 63122

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
St. Louis Discount Securities, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of St. Louis Discount Securities, Inc. as of and for the years ended March 31, 2004 and 2003, and have issued our report thereon dated May 18, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a Rule 15c3-3(k)(2)(ii) fully disclosed firm and therefore the computation and schedules for the following do not apply and are not included:

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.

Coughlin, Donovan, Niehaus & Scherle, P.C.

May 18, 2004

ST. LOUIS DISCOUNT SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2004 and 2003

	2004	2003
NET CAPITAL		
Total stockholder's equity from		
Statements of Financial Condition	$ 354,890	$ 357,393
Non-allowed assets		
Petty cash	100	100
Accounts receivable	2,540	2,580
Prepaid expenses	9,186	6,304
Income tax refunds receivable	200	14,319
NASDAQ Stock Warrants subscription	20,100	20,100
Property and equipment	54	121
Leasehold improvements	13,584	14,475
Deposits	1,482	1,482
Clearing deposits	-	52,076
	47,246	111,557
NET CAPITAL	$ 307,644	$ 245,836
AGGREGATE INDEBTEDNESS		
Total liabilities from Statements of Financial Condition	$ 21,565	$ 26,757
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Greater of 6-2/3% of aggregate indebtedness or $50,000	$ 50,000	$ 50,000
Ratio: Aggregate indebtedness	.0701 to 1	.1088 to 1
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT		
Focus Report – Part II A – March 31		
Net Capital – unaudited, as reported	$ 307,855	$ 245,836
Audit Adjustments		
Adjustment to accounts payable	-211	-
NET CAPITAL PER ABOVE	$ 307,644	$ 245,836

COUGHLIN, DONOVAN,
NIEHAUS & SCHERLE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

424 NORTH KIRKWOOD ROAD
ST. LOUIS, MISSOURI 63122

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
St. Louis Discount Securities, Inc.
St. Louis, Missouri

In planning and performing our audits of the financial statements of St. Louis Discount Securities, Inc., for the years ended March 31, 2004 and 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Coughlin, Donovan, Nichols & Scharle, P.C.

May 18, 2004

ADDITIONAL SUPPLEMENTARY INFORMATION

COUGHLIN, DONOVAN,
NIEHAUS & SCHERLE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

424 NORTH KIRKWOOD ROAD
ST. LOUIS, MISSOURI 63122

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL SUPPLEMENTARY INFORMATION

To the Board of Directors
St. Louis Discount Securities, Inc.
St. Louis, Missouri

Our report on our audits of the basic financial statements of St. Louis Discount Securities, Inc. for the years ended March 31, 2004 and 2003 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The five-year summary of financial data is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it.

Coughlin, Donovan, Niehaus & Scherle, P.C.

May 18, 2004

ST. LOUIS DISCOUNT SECURITIES, INC.

FINANCIAL STATEMENTS
with Report of Independent Auditors

Years Ended March 31, 2004 and 2003

	2004	2003	2002	2001	2000
ENUE					
ommissions and other income	$ 294,108	$ 264,189	$ 357,692	$ 510,761	$ 661,171
ENSES					
ayroll costs	193,618	160,699	210,164	283,982	302,379
rokerage expense	43,352	40,584	40,018	43,114	46,657
ieneral and administrative	59,742	88,817	100,862	135,330	186,639
Total Expenses	296,712	290,201	351,044	462,426	535,675
INCOME/LOSS (-) BEFORE INCOME TAXES/BENEFIT (-)	-2,604	-25,911	6,648	48,335	125,496
OME TAXES/BENEFIT (-)	-101	-5,399	1,480	9,694	36,287
NET INCOME/LOSS (-)	$ -2,503	$ -20,512	$ 5,168	$ 38,641	$ 89,209
RNINGS/LOSS (-) PER SHARE					
efore income taxes	-0.09	-0.93	0.24	1.74	4.51
Jet	-0.09	-0.74	0.19	1.39	3.21
BOOK VALUE	$ 354,890	$ 357,393	$ 377,905	$ 372,737	$ 334,096

UNAUDITED